EXHIBIT 99.4 – Banco Santander, S.A. Buyouts Procedure

Banco Santander, S.A.’s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares of the Bank or of rights thereon or that are linked to the price of the Bank´s shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Group’s buyout regulations which have been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buyout regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Santander Group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which takes into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buyout take into account the conditions applicable to the remunerations the loss of which is compensated for.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognized) on each occasion by the average weighted daily volume of the averaged weighted listing prices of the Santander shares for the fifteen trading sessions prior to the date on which they are delivered (or recognized), does not exceed the amount of 40 million euros.

The authorization granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2021 and during financial year 2022, until the next ordinary general meeting of Banco Santander, S.A. is held.